UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907/ (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

April 2008 Up 5.3% Year over Year

Mexico City, May 7, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for April 2008 increased by 5.3% when compared to April 2007.

All figures in this announcement reflect comparisons between April 1 through April 30, 2007 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	April 2007	April 2008	% Change
Cancún	263,471	259,090	(1.7)
Cozumel	5,653	6,739	19.2
Huatulco	26,731	18,660	(30.2)
Mérida	91,243	100,981	10.7
Minatitlán	15,522	14,147	(8.9)
Oaxaca	39,622	42,899	8.3
Tapachula	17,349	18,813	8.4
Veracruz	75,521	78,062	3.4
Villahermosa	63,903	78,931	23.5
Total Domestic	599,015	618,322	3.2

International
Airport	April 2007	April 2008	% Change
Cancún	813,375	879,969	8.2
Cozumel	45,234	44,055	(2.6)
Huatulco	6,497	5,122	(21.2)
Mérida	12,013	8,979	(25.3)
Minatitlán	356	327	(8.1)
Oaxaca	3,454	3,044	(11.9)
Tapachula	456	341	(25.2)
Veracruz	5,759	5,306	(7.9)
Villahermosa	3,980	3,740	(6.0)
Total International	891,124	950,883	6.7

Total
Airport	April 2007	April 2008	% Change
Cancún	1,076,846	1,139,059	5.8
Cozumel	50,887	50,794	(0.2)
Huatulco	33,228	23,782	(28.4)
Mérida	103,256	109,960	6.5
Minatitlán	15,878	14,474	(8.8)
Oaxaca	43,076	45,943	6.7
Tapachula	17,805	19,154	7.6
Veracruz	81,280	83,368	2.6
Villahermosa	67,883	82,671	21.8
ASUR Total	1,490,139	1,569,205	5.3

It is important to consider that Easter and Holy weeks during 2007 were in April while in 2008 those were in March.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: May 7, 2008